First Pacific Company Limited – Overseas Regulatory Announcement
21 March 2007

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Performa Full Year Results * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	Lee Siew Jee, Jennifer
Designation *	Company Secretary
Date & Time of Broadcast	20-Mar-2007 21:41:19
Announcement No.	00145

07022260

SUPPL

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For the Financial Period Ended *	31-12-2006

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PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

B

RECEIVED
2007 APR -5 A 8:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

dw 4/6

IndoAgri

UNAUDITED PROFORMA CONSOLIDATED RESULTS FOR FULL YEAR ENDED 31 DECEMBER 2006

Basis of Preparation of the Proforma Financial Statements

Indofood Agri Resources Ltd (the "Company") (formerly known as CityAxis Holdings Limited) and the subsidiary companies under the Proposed Acquisition, as defined in the Circular dated 11 December 2006 (the "Circular"), are referred to as the "Proforma Group" for the purposes of these unaudited proforma consolidated financial information. The purpose of this announcement is to present the unaudited proforma consolidated financial information of the Proforma Group for the Financial Year ended 31 December 2006.

The accounting policies adopted in the preparation of these unaudited proforma consolidated financial information are consistent with those followed in the preparation of the Proforma Group's unaudited proforma consolidated financial statements for the six month period ended 30 June 2006 in the Circular. The unaudited proforma consolidated financial information is presented in Indonesian Rupiah ("Rp") and all values are rounded to the nearest million (Rp' million) except when otherwise indicated.

On 23 August 2006, the Company entered into a conditional sale and purchase agreement to acquire the oil palm plantation and edible oil, and rubber plantation businesses of PT Indofood Sukses Makmur Tbk ("PT ISM") through the acquisition of its 83.84% held subsidiary in the manner described in the Circular. The Proposed Acquisition was completed on 23 January 2007.

The objective of these unaudited proforma consolidated financial information is to illustrate what the financial results, position, cash flow and changes in equity would have been had the Disposal and Proposed Acquisition (as defined in the Circular) been completed and the Proforma Group structure had been in place on 1 January 2006.

These unaudited proforma consolidated financial information have been prepared for illustrative purposes only and are based on certain assumptions and after making the necessary adjustments, as described in the Circular. Therefore, the unaudited proforma consolidated financial information of the Proforma Group is not necessarily indicative of results of the operations or related effects on the financial position that would have been attained had the Proforma Group actually existed earlier.

For the purpose of these unaudited proforma consolidated financial information, it has been assumed that there are no business activities of the Company for the financial years ended 31 December 2006 and 2005, and there are no assets and liabilities as at 31 December 2006 and 2005 except for cash balance and shareholders' equity of S$5.0 million, respectively.

As the purpose of this announcement is to present the unaudited proforma consolidated financial information of the Proforma Group, the balance sheet of the Company as at 31 December 2006 and 2005 has not been included in this announcement. Please refer to the announcement by the Company on 24 January 2007 with respect to the Full Year Financial Statement and Dividend Announcement for the year ended 31 December 2006 for the balance sheets of the Company.

1(a)(i). An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Proforma Group		
	Full Year Ended		
	31/12/2006 Rp 'million	31/12/2005 Rp 'million	Change %
Revenue	4,088,900	3,589,609	13.9%
Cost of sales	(3,081,927)	(2,510,807)	22.7%
Gross Profit	1,006,973	1,078,802	(6.7%)
Gain arising from changes in fair values of biological assets *	488,135	100,001	388.1%
Other operating income	41,971	40,983	2.4%
Selling and distribution costs	(151,972)	(155,089)	(2.0%)
General and administrative expenses	(196,916)	(180,958)	8.8%
Other operating expenses	(12,636)	(6,475)	95.2%
Profit from operations	1,175,555	877,264	34.0%
Financial income	11,511	16,919	(32.0%)
Financial expenses	(95,931)	(42,768)	124.3%
Profit before taxation	1,091,135	851,415	28.2%
Tax expense	(351,634)	(243,855)	44.2%
Profit for the year	739,501	607,560	21.7%
Attributable to:-			
-Equity holders of the Company	646,506	542,632	19.1%
-Minority interests	92,995	64,928	43.2%
	739,501	607,560	21.7%

** Please refer to Para 8 for details*
n.m. denotes "Not Meaningful"

1(a)(ii). Profit before income tax is arrived at after charging/(crediting) the following significant items.

	Proforma Group		
	Full Year Ended		Change
Other information:-	31/12/2006 Rp 'million	31/12/2005 Rp 'million	%
Depreciation of property, plant & equipment	100,013	87,329	14.5%
Amortisation of prepaid land premium & others	11,314	7,302	54.9%
(Write-back) / Allowance for doubtful debts	(9,500)	9,500	(200.0%)
Foreign exchange (gain)/loss	(13,175)	2,312	(669.9%)
Interest on borrowings	95,287	42,084	126.4%
Plant and equipment written off	64	2	3,100%
Adjustment of tax relating to group restructuring	26,433	-	n.m.
Adjustment of tax relating to prior year	(4,614)	(438)	953.4%
Gain on disposal of property, plant & equipment and prepaid land premium	(6,146)	(6,104)	0.7%
Excess of net assets of acquiree over costs of acquisition	-	(25,916)	(100.0%)
Goodwill written off	2,182	-	n.m.

n.m. denotes "Not Meaningful"

1(b)(i). A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Proforma Group	
	As at 31/12/2006 Rp 'million	As at 31/12/2005 Rp 'million
Non-current assets		
Biological assets	2,480,752	1,661,523
Property, plant and equipment	830,613	733,798
Prepaid land premiums and deferred land rights acquisition cost	182,406	158,968
Assets not used in operations	-	160,088
Investment in convertible bonds	-	50,300
Advance for convertible bonds	-	145,792
Goodwill	36,852	36,852
Claims from income tax refund	97,733	53,966
Deferred tax assets	78,086	73,864
Other non-current assets	101,908	53,448
Total non-current assets	**3,808,350**	**3,128,599**
Current assets		
Inventories	602,814	535,096
Trade and other receivables	361,376	351,006
Prepaid value added tax	147,160	45,840
Advance to suppliers	100,631	70,802
Available-for-sale investments	243,607	212,955
Cash and cash equivalents	322,337	274,744
Total current assets	1,777,925	1,490,443
Total assets	**5,586,275**	**4,619,042**
Current liabilities		
Trade payables and accruals	223,829	1,054,231
Advance to customers	8,056	9,291
Interest-bearing loans and borrowings	759,900	185,721
Income tax payable	31,209	10,191
Total current liabilities	1,022,994	1,259,434
Non-current liabilities		
Interest-bearing loans and borrowings	332,662	201,000
Other payables	17,505	25,263
Estimated liabilities for employee benefits	85,460	66,245
Deferred tax liabilities	666,367	443,863
Total non-current liabilities	1,101,994	736,371
Total liabilities	**2,124,988**	**1,995,805**
Net assets	**3,461,287**	**2,623,237**
Attributable to equity holders		
Share capital	26,285	26,285
Reserves	2,768,135	2,094,548
	2,794,420	**2,120,833**
Minority interests	666,867	502,404
Total equity	**3,461,287**	**2,623,237**

1(b)(ii). Aggregate amount of the Group's borrowings and debt securities.

		Proforma Group	
		As at 31/12/2006 Rp 'million	As at 31/12/2005 Rp 'million
(i)	Amount payable in one year or less, or on demand		
	Secured	259,900	185,721
	Unsecured	500,000	-
	Sub-total	759,900	185,721
(ii)	Amount repayable after one year		
	Secured	332,662	26,000
	Unsecured	-	175,000
	Sub-total	332,662	201,000
	TOTAL	**1,092,562**	**386,721**

(iii) Details of any collaterals

The above Bank term loans and investment loans are secured by:

(a) Corporate guarantee from a parent company and a subsidiary.

(b) Charge over the plantation assets of the respective subsidiaries.

Ind◎Agri

1(c). ***A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.***

	Proforma Group	
	Full year ended	
	31/12/2006 Rp 'million	31/12/2005 Rp 'million
Cash flows from operating activities		
Profit before taxation	1,091,135	851,415
Adjustments to reconcile profit before tax to net cash provided by operating activities:		
Depreciation and amortization	111,327	94,631
Allowance for doubtful debts	-	9,500
Unrealised foreign exchange losses arising from financing transactions and foreign currency translation movements	(24,880)	5,396
Changes in fair value of long-term receivables	(532)	2,960
Loss on write-off of property, plant and equipment	64	2
Changes in fair value of biological assets	(488,135)	(100,001)
Excess of net assets of acquiree over investment cost	-	(25,916)
Gain on sale of property, plant and equipment, prepaid land premium	(6,146)	(6,104)
Changes in provision for dismantling cost	2,029	(1,425)
Changes in estimated liability for employee benefits	24,278	17,358
Goodwill written-off	2,182	-
Interest income	(11,511)	(16,919)
Interest expense	95,931	42,768
Operating profit before changes in working capital	795,742	873,665
Changes in working capital		
Other non-current assets	(11,985)	(47,497)
Inventories	(65,135)	(100,792)
Receivables	(37,473)	(22,050)
Prepaid value-added taxes	(101,735)	(30,408)
Payables	(108,850)	(61,651)
Cash flow generated from operations	470,564	611,267
Interest received	11,511	16,919
Interest paid	(95,931)	(42,768)
Income tax paid	(174,173)	(293,394)
Net cash flow from operating activities	211,971	292,024

	Proforma Group	
	Full Year ended	
	31/12/2006 Rp 'million	31/12/2005 Rp 'million
Cash flows from investing activities		
Acquisitions of property, plant and equipment	(166,776)	(157,754)
Advance for investment in convertible bonds	-	(145,792)
Acquisitions of available-for-sale investments	-	(70,451)
Acquisitions of subsidiaries, net of cash acquired [(1)]	(9,926)	(62,427)
Proceeds from disposal of/(investment in) convertible bonds	50,300	(50,300)
Acquisitions of biological assets	(68,422)	(28,184)
Advance for purchases of factory equipment	2,134	(2,968)
Acquisitions of assets not used in operations	-	(4,137)
Advance to/(from) KKPA projects	(56,147)	9,220
Proceeds from disposal of property, plant and equipment and prepaid land premium	8,882	7,494
Proceeds from disposal of assets not used in operations	145,003	334
Net cash used in investing activities	(94,952)	(504,965)
Cash flows from financing activities		
Proceeds of interest-bearing loans and borrowings	2,341,582	166,027
Repayment of short-term interest bearing loans and borrowings	(1,485,144)	-
Net proceeds/(payment of) amount due to related parties	(537,664)	805,933
Payment arising from share capital reductions	(388,200)	-
Payment of cash dividends	-	(1,012,935)
Repayment of obligations under capital lease	-	(710)
Net cash used in financing activities	(69,426)	(41,685)
Net increase/(decrease) in cash and cash equivalents	47,593	(254,626)
Cash and cash equivalents at the beginning of year	274,744	529,370
Cash and cash equivalents at the end of year	322,337	274,744

[1] Acquisitions of subsidiaries

The fair value of the identifiable assets and liabilities of SIL, PT KMS and PT SAIN at the date of acquisitions were:

	PT SAIN As at 31 Dec 2006		SIL and PT KMS As at 31 Dec 2005	
	Carrying value Rp' million	Fair value Rp' million	Carrying value Rp' million	Fair value Rp' million
Property, plant and equipment	7,261	14,074	9,546	23,159
Biological assets	42,765	262,672	111,208	163,861
Deferred tax asset	9,475	9,475	33,961	12,134
Prepaid land premiums and deferred land right acquisition costs	12,418	31,940	8,005	45,964
Inventories	2,583	2,583	3,827	3,827
Trade and other receivables	2,516	2,516	8,127	8,127
Cash and cash equivalents	5,378	5,378	30,073	30,073
Other assets	35,849	35,849	5,312	5,312
Total identifiable assets	118,245	364,487	210,059	292,457
Interest-bearing loans and borrowings	38,419	38,419	23,000	23,000
Deferred tax liability	56	73,927	–	9,441
Other liabilities	20,315	20,315	721	721
Trade and other payables	4,853	4,853	13,140	13,140
Total identifiable liabilities	63,643	137,514	36,861	46,302
Minority interests	16,372	68,048	7,946	7,091
Net assets	38,230	158,925	165,252	239,064
Goodwill arising on acquisition		2,171		36,852 #
Negative goodwill arising on acquisition		–		(25,916)@
		2,171		10,936
Total cost of business combination		161,096		250,000

\# Arising from acquisition of SIL
@ Arising from acquisition of PT KMS

At the date of acquisition on 21 June 2006, PT SAIN's net assets included goodwill of Rp11.0 million arising from the acquisition of its subsidiaries (PT RAP, PT CKS and PT JS).

Cash outflow on acquisition of subsidiaries Silveron Investments Limited, Mauritius ("SIL") and PT Kebun Mandiri Sejahtera ("PT KMS") and PT Sarana Inti Pratama ("PT SAIN") is as follows:

	Full Year ended 31/12/2006 Rp 'million	Full Year ended 31/12/2005 Rp 'million
Cash paid	161,096	250,000
Advances for convertible bonds paid	(145,792)	(157,500)
Net cash of the acquired subsidiaries	(5,378)	(30,073)
Net cash outflow	9,926	62,427

1(d). *A statement (for the issuer and group) showing either (i) all the changes in equity or (ii) changes in equity other than those arising from capitalization issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.*

STATEMENT OF CHANGES IN EQUITY

	Proforma Group Full Year 01/01/2006 to 31/12/2006 Rp 'million	Proforma Group Full Year 01/01/2005 to 31/12/2005 Rp 'million
Issued Capital		
Balance at beginning and end of year	26,285	26,285
Reserves*		
Balance at beginning of year	2,094,548	2,405,469
Unrealised gain on changes in fair value of available-for-sale investments	27,233	45,496
Net deficit on business combination	-	(178)
Dividend	-	(900,000)
Foreign currency translation movement	(152)	1,129
Net profit for the financial year	646,506	542,632
Balance at end of year	2,768,135	2,094,548
Minority Interest		
Balance at beginning of year	502,404	537,786
Unrealised gain on changes in fair value of available-for-sale investments	3,419	5,554
Net deficit on business combination	-	(20)
Dividend	-	(112,935)
Minority interest of acquired subsidiaries	68,049	7,091
Net profit for the financial year	92,995	64,928
Balance at end of year	666,867	502,404

* Reserves consist of revenue reserve, capital reserve, unrealised gains/losses on changes in fair value of available-for-sale securities and foreign currency translation differences.

(d)(ii). ***Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issue of equity securities, issue of shares for cash or consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at end of the current financial period reported on and as at end of the corresponding period of the immediately preceding financial year.***

The number of shares during the year is based on the enlarged share capital of 1,011,700,000 consolidated shares immediately upon completion of the Proposed Acquisition and consolidation of every 10 existing shares into 1 share as described in the Circular but before new share placement.

	Company	
	31/12/2006 ('000)	31/12/2005 ('000)
Total number of shares at beginning	135,000	135,000
Shares arising from Acquisition of Proforma Group	9,982,000	-
Total number of shares before consolidation	10,117,000	135,000
Total number of shares after consolidation	1,011,700	13,500

Subsequent to the balance sheet date, on 13 February 2007, the Company completed the placement of 338 million new consolidated shares at S$1.25 per share. The consolidated shares after the new shares placements were 1,349,700.

	Company	
	31/12/2006 ('000)	31/12/2005 ('000)
Total number of shares after consolidation but before new shares placement	1,011,700	13,500
New shares placement	338,000	-
Total number of shares including new shares placement	1,349,700	13,500

2. ***Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice.***

This unaudited proforma consolidated financial information have not been audited nor reviewed by the auditor.

3. ***Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).***

Not applicable.

4. ***Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.***

The same accounting policies and methods of computation have been applied in these unaudited proforma consolidated financial information for the current financial period as compared with those of the financial year ended 31 December 2005.

5. ***If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changes, as well as the reason for, and the effect of, the change.***

Not applicable.

6\. ***Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding year, after deducting any provision for the preference dividends; (a) Based on weighted average number of shares and (b) On a fully diluted basis (detailing any adjustments made to the earnings)***

Basic earnings per share amounts are calculated by dividing earnings for the year attributable to the equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

For the purpose of basic and diluted earnings per share computation, number of ordinary shares is based on the enlarged share capital of 1,011,700,000 consolidated shares immediately upon completion of the Proposed Acquisition and consolidation of every 10 existing shares into 1 share as described in the Circular dated 11 December 2006 but before new shares placement. The total number of shares based on the weighted average number of shares and on fully diluted basis remains the same.

	Proforma Group	
	Financial Year Ended	
	31/12/2006	31/12/2005
Earnings per Ordinary Share (Rp)		
(a) Based on weighted average number of shares	639.0	536.4
(b) On a fully diluted basis	639.0	536.4

7 ***Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current financial period reported on; and (b) immediately preceding financial year.***

The Net asset value of the Proforma Group is as follows:

	Proforma Group	
	31/12/2006	31/12/2005
	Rp	Rp
Net asset value per ordinary share	2,762	2,096

The net asset value per ordinary share is calculated using the Group's net assets value attributable to equity holders as at end of each year divided by the share capital of 1,011,700,000 consolidated shares immediately upon completion of the Proposed Acquisition and consolidation of every 10 existing shares into 1 share as described in the Circular dated 11 December 2006 but before new shares placement.

8. ***A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of (a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and (b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.***

Review of Financial Performance – FY 2006 Proforma vs. FY 2005 Proforma

Overview: The Proforma Group is one of Indonesia's major vertically-integrated manufacturers of edible oils and fats with a significant market share in the branded cooking oil as well as margarine and shortening segments in Indonesia. It derives its revenue mainly from the following three business divisions - Plantation, Cooking Oils & Fats and Commodity.

Revenue by Division

	FY2006 (Rp' billion)	%	FY2005 (Rp' billion)	%	Change %
Plantation	415	10.1%	226	6.3%	83.9%
Cooking Oils & Fat	2,962	72.4%	2,537	70.7%	16.7%
Commodity	712	17.5%	827	23.0%	(13.9%)
Total revenue	**4,089**	**100.0%**	**3,590**	**100.0%**	**13.9%**

Revenue by Geographical Market Note (1)

	FY2006 (Rp' billion)	%	FY2005 (Rp' billion)	%	Change %
Indonesia	2,785	68.1%	2,353	65.5%	18.3%
Asia	613	15.0%	487	13.6%	25.8%
Europe	450	11.0%	207	5.8%	117.4%
Africa, Middle East and Oceania	160	3.9%	147	4.1%	9.1%
America	81	2.0%	396	11.0%	(79.5%)
Total revenue	**4,089**	**100.0%**	**3,590**	**100.0%**	**13.9%**

Note (1) The breakdown of revenue by geographical segments is based on shipment destination.

Revenue: The Proforma Group's revenue increased by approximately 13.9% from Rp3,590 billion (approximately S$613.5 million) in FY2005 to Rp4,089 billion (approximately S$698.9 million) in FY2006 driven by higher revenue from its plantations and cooking oil and fats business divisions.

Plantation division external sales increased by 83.9% from Rp226 billion in FY 2005 to Rp415 billion in FY 2006 attributable mainly to the increase in Crude Palm Oil (CPO) sales volume and average selling price. The external sales represented CPO which were in excess of the requirement of the Proforma Group from time to time.

Revenue from the cooking oil and fats division increased by approximately 16.7% from Rp2,537 billion in FY2005 to Rp2,962 billion in FY2006. This increase was mainly due to higher sales volume in the domestic Indonesian market attributable to (i) the Proforma Group leveraging on the PT ISM Group's new "stock points" distribution system, (ii) increased marketing efforts by the Proforma Group for the margarine and shortening segments and (iii) an increase in the sale of industrial cooking oil to the PT ISM Group for its noodles business.

2006 was a challenging year for the Commodity division. Major players crowded the market and placed significant pressure on our copra supply, sales and profitability. Revenue showed a decline of 13.9% from

Rp827 billion to Rp712 billion. This was mainly attributable to the decrease in the average selling price of palm oil-based and copra based products particularly due to the appreciation of the Indonesian Rupiah against the United States Dollar and lower volume of palm oil-based products. Such decline was partially offset by an increase in the sales volume of copra based products which were mainly exported.

Gross Profit Margin declined from 30.1% in 2005 to 24.6% in 2006. Such decline was attributed to (i) The rising fuel costs after the latest reduction of fuel subsidies by the Indonesia government in October 2005. The reduction in subsidies of fuel in Indonesia led to inflation, and therefore a 20.9% increase in labour costs and overheads expenses and a 48.7% increase in raw materials which was caused by higher inbound logistic costs, (ii) As most exports are denominated in US$, the strengthening of Indonesian Rupiah from Rp 9,830 per US$ at beginning of 2006 to approximately Rp 9,020 at the end of the year has resulted in lower export revenue per unit volume of sales in Indonesian Rupiah terms. The downside in margin was partially negated by the efficiency costs program which include intensive mechanization, increased utilization of organic and palm oil mill waste, as well as utilizing more efficient energy sources.

Gain arising from changes in fair values of biological assets: Gains arising from changes in fair values of biological assets increased by approximately 388.1% from Rp100 billion in FY2005 to Rp488 billion in FY2006. This was mainly due to the higher estimate of the fair value as a result of (i) a lower discount rate being applied and (ii) lower estimate of future cost inflation, (iii) acquisition of PT Sarana Inti Pratama ("SAIN"), and (iv) higher planted area.

Biological assets comprise oil palm plantations and rubber plantations. Mature oil palm trees produce fresh fruit bunches ("FFB"), which are used to produce CPO and palm kernel oil ("PKO"). The fair values of oil palm plantations as at 31 December 2006 are determined by an independent valuer, PT Asian Appraisal Indonesia, using the discounted future cash flows of the underlying plantations. The expected future cash flows of the oil palm plantations are determined using the forecast market price of FFB which is largely dependent on the projected selling prices of CPO and PKO in the market.

Profit from Operations increased by 34.0% from Rp 877 billion to Rp 1,176 billion. The improvement in profit was largely driven by (i) gains arising from changes in fair values of biological assets as explained above, and (ii) lower selling and distribution costs from lower export handling charges.

The profit from operations was partially offset by higher general and administrative expenses which was caused by higher staff related expenses of about Rp7 billion, professional fees and tax which arose from the transfer duty of land and building totaling Rp17 billion for the Group's restructuring and merger. Such increase was partially offset by a decrease in allowance for doubtful debt provision of Rp9.5 billion. Other operating expenses increase of approximately Rp3 billion was driven largely by the tax authority correction of value-added tax and other income taxes and net losses on dismantling cost of Rp2 billion.

Financial Income. Financial income decreased by approximately 32.0% from Rp17 billion in FY2005 to Rp12 billion in FY2006 primarily due to lower interest income on current accounts and deposits and other receivables from a shareholder (PT ISM) and related parties.

Financial Expenses. Financial expenses increased by approximately 124.3% from Rp43 billion in FY2005 to Rp96 billion in FY2006 mainly due to increased bank borrowings and loan from a shareholder (PT ISM) which was primarily for working capital purposes.

Tax Expense. The tax expense increased by approximately 44.2% from Rp244 billion in FY2005 to Rp352 billion in FY2006. The increase in tax was driven by deferred tax provision for gain from fair value of biological assets and adjustments for under provision in respect of prior periods mainly pursuant to the PT ISM Group restructuring.

Net Profit attributable to equity holders of the Company increased by 19.1% from Rp543 billion (approximately S$92.7 million) in FY 2005 to Rp647 billion (approximately S$110.5 million) in FY 2006.

Review of Financial Position

Biological assets increased primarily due to the acquisition of SAIN in June 2006 and gains arising from changes in fair values.

Property, plant and equipment increased by Rp97 billion in 2006 primarily due to the construction of a new palm oil mill in West Kalimantan, construction of housing and infrastructure in plantations, as well as the acquisition of PT SAIN. The acquisition of SAIN also attributed to the increase in prepaid land premiums and deferred land right acquisition costs.

Investment in and advance for convertible bonds of Rp196 billion related to payments for convertible bonds issued by SAIN of Rp146 billion and issued by PT Pelayaran Tahta Bahtera (PTB) of Rp50 billion. The bond issued by PT SAIN has been converted by the Proforma Group in the first half of FY2006 resulting in PT SAIN becoming a subsidiary of the Proforma Group. The bond issued by PT PTB was converted by the Proforma Group on 3 January 2006 and subsequently the Proforma Group sold its investment in PTB to PT ISM at approximately acquisition cost on 30 May 2006.

The other non-current assets included mainly deferred tax assets, claims for income tax refund, goodwill, advances and deposits for purchases, long-term pre-payments and advances to KKPA projects in relation to Plasma Programme. The increase was primarily due to higher claims for income tax refund by approximately Rp44 billion and an increase in advances to KKPA projects by approximately Rp73 billion. This was partially offset by the decrease in advances and deposits for purchases of Rp16 billion.

Trade payables and accruals reduced significantly due to (i) repayment of other payables with interest bearing and no interest bearing to a shareholder and related parties and advances from shareholders of approximately Rp485 billion; (ii) repayment of other payables to shareholders due to capital reduction totalling Rp370 billion.

Interest bearing loans and borrowings increased by close to Rp706 billion were primarily caused by (i) a revolving working capital credit facility from PT Bank Mandiri Persero, Tbk and Sumitomo Mitsui Bank Corporation totaling Rp500 billion and US$25 million; (ii) obtaining time loan facility from PT Bank Central Asia, Tbk of Rp66 billion; (iii) additional draw-down of loan from PT Bank Rabobank of US$2.1 million (or equivalent to Rp19 billion) (iv) existing loan from acquisition of SAIN Rp38 billion and additional draw down after the acquisition date amounting to Rp22 billion. The increase was partially offset with full repayment of loan to ISM of Rp175 billion.

The group's net assets increased from Rp 2,623 to end at Rp 3,461 billion by 2006. The net gearing ratio increased from 0.05 times as of 31 Dec 2005 to 0.3 as of 31 Dec 2006.

The cash and cash equivalent as of 31 Dec 2006 at Rp 322 billion was slightly higher than previous year. The cash inflow from operating activities of was largely used to acquire property, plant and equipment, biological assets and advances paid to KKPA projects.

Note - For the translation of the unaudited proforma consolidated profit and loss accounts and the unaudited proforma consolidated balance sheet of the Proforma Group into Singapore dollars (S$) as disclosed in this announcement, the Indonesian Rupiah has been converted into Singapore Dollars at the exchange rate of Rp5,851 to S$1.00 and Rp5,907 to S$1.00 , respectively.

9. ***Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.***

No forecast or prospect statement was disclosed to its shareholders the forecast for the financial period under review.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

The prospect for palm oil prices remains promising with the expected increase in global demand due to increasing awareness of the dietary benefits of palm oil and as a feedstock for bio-diesel, as well as increased demand from India due to the lowering of import duties on palm oil.

The outlook projection for edible oil is encouraging as Indonesia's per capital consumption of cooking oil is lower than those in the region, coupled with the expected increase in consumer affluence with the projected improvement of Indonesia GDP to 6.2% in 2007.

11. If a decision regarding dividend has been made.

(a) Current Financial Period Reported On

Nil.

(b) Corresponding Period of the Immediately Preceding Financial Year

In Year 2005, the Proforma Group distributed dividends amounting to Rp 1,000 billion (Rp2,666,667 per share). In addition, certain subsidiaries of the Proforma Group also distributed dividends to minority shareholders totaling Rp 12.9 billion.

There are no dividends declared, proposed or paid for the financial year ended 31 December 2006.

12. If no dividend has been declared (recommended), a statement to that effect.

No dividend has been declared (recommended) for the Financial Year ended 31 December 2006.

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year

Year End 31 December 2006	Plantations	Cooking Oils	Commodities	Others	Eliminations	Total
Revenue						
Sales to external customers	414,895	2,961,824	712,181	-	-	4,088,900
Inter-segments sales	889,818	11,574	4,721	-	(906,113)	-
Total Sales	1,304,713	2,973,398	716,902	-	(906,113)	4,088,900
Segment Profit	1,129,733	59,506	(33,717)	(529)	7,387	1,162,380
Net foreign exchange loss on interest-bearing loans and borrowings						13,175
Profit from operations						1,175,555
Net finance costs						(84,420)
Profit before income tax						1,091,135
Income tax expense						(351,634)
Profit for the year						739,501

Year End 31 December 2005	Plantations	Cooking Oils	Commodities	Others	Eliminations	Total
Revenue						
Sales to external customers	225,619	2,537,178	826,812	-	-	3,589,609
Inter-segments sales	941,474	42,562	59,424	-	(1,043,460)	-
Total Sales	1,167,093	2,579,740	886,236	-	(1,043,460)	3,589,609
Segment Profit	776,975	51,858	7,436	-	43,307	879,576
Net foreign exchange loss on interest-bearing loans and borrowings						(2,312)
Profit from operations						877,264
Net finance costs						(25,849)
Profit before income tax						851,415
Income tax expense						(243,855)
Profit for the year						607,560

14 ***In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.***

Please refer to Para 8 and 10 above.

15 ***A breakdown of sales***

		Proforma Group		
		2006 Rp 'million	2005 Rp 'million	% Increase / (Decrease)
(a)	Sales reported for the first half year	1,693,214	1,559,625	9%
(b)	Operating profit after tax before deducting minority interests for first half year	263,360	322,371	(18%)
(c)	Sales reported for second half year	2,395,686	2,029,984	18%
(d)	Operating profit after tax before deducting minority interests reported for second half year	476,141	285,189	67%

16 ***A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full as follows:***

Please refer to Para 11 above.

17 ***Disclosure of the aggregrate value of the transactions conducted under the shareholders' mandate for interested person transaction Rule 920(1)(a)(ii) of the Listing Manual***

The Proforma Group has the following the interest person transactions (IPT) during the financial year.

Name of Interested Person	Aggregate value of all Interested person transactions (excluding transactions less than S$100,000)	
	Rp 'billion	USD million
PT ISM Group		
Sale of land	158.00	-
Sale of shares	50.30	-
Rental income	0.01	-
Rental of storage tanks	0.56	-
Sales of cooking oil & margarine	1,236.21	-
Purchase of goods and services	83.80	-
Largest loan + interest outstanding due to PT ISM during period	596.18	16.29
Largest loan + interest amount due from PT ISM outstanding during period	-	1.51
Corporate guarantees from PT ISM Principal amount outstanding at end of period		45.00
PT Salim Group		
Sales of CPO & other palm oil based products	3.67	-
Purchases of services	12.06	-
Rental of land	0.55	-

The IPT mandate in the Circular has been approved by Shareholders at the EGM held on 5 January 2007 and is effective upon the completion of the reverse takeover on 23 January 2007.

BY THE ORDER OF THE BOARD

CESAR MANIKAN DELA CRUZ
Chief Executive Officer

20 MARCH 2007

CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company for the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.

END